Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL AND OPERATIONAL RESULTS FOR THE FOURTH QUARTER

AND YEAR ENDED DECEMBER 31, 2014 AND 2014 RESERVES RESULTS

FOR IMMEDIATE RELEASE, March 12, 2015

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the fourth quarter and year ended December 31, 2014. All figures are in Canadian dollars unless otherwise stated.

	Three months ended December 31			Year ended December 31
	2014	2013	% change	2014	2013	% change
Financial
(millions, except per share amounts)
Gross revenues (1,2)	$473	$622	(24)	$2,391	$2,863	(16)
Funds flow (2)	137	203	(33)	935	985	(5)
Basic per share (2)	0.28	0.42	(33)	1.89	2.03	(7)
Diluted per share (2)	0.28	0.42	(33)	1.89	2.03	(7)
Net income (loss)	(1,772)	(675)	>(100)	(1,733)	(809)	>100
Basic per share	(3.57)	(1.38)	>(100)	(3.51)	(1.67)	>100
Diluted per share	(3.57)	(1.38)	>(100)	(3.51)	(1.67)	>100
Development capital expenditures (3)	247	176	40	732	704	4
Long-term debt at period-end	$2,149	$2,458	(13)	$2,149	$2,458	(13)

Dividends
(millions)
Dividends paid (4)	$69	$68	1	$275	$458	(40)
DRIP	(15)	(14)	7	(58)	(95)	(39)

Dividends paid in cash	$54	$54	—	$217	$363	(40)

Operations

Daily production (average)
Light oil and NGL (bbls/d)	51,624	64,273	(20)	54,374	69,640	(22)
Heavy oil (bbls/d)	12,500	14,601	(14)	13,062	15,511	(16)
Natural gas (mmcf/d)	198	275	(28)	219	300	(27)

Total production (boe/d) (5)	97,143	124,752	(22)	103,989	135,284	(23)

Average sales price
Light oil and NGL (per bbl)	$68.18	$78.46	(13)	$86.53	$84.20	3
Heavy oil (per bbl)	54.35	58.78	(8)	69.19	65.23	6
Natural gas (per mcf)	$3.94	$3.51	12	$4.78	$3.30	45
Netback per boe
Sales price	$51.26	$55.04	(7)	$64.03	$58.20	10
Risk management gain (loss)	1.51	0.62	>100	(1.10)	0.16	>(100)

Net sales price	52.77	55.66	(5)	62.93	58.36	8
Royalties	(8.60)	(7.88)	9	(9.85)	(8.23)	20
Operating expenses	(20.83)	(21.32)	(2)	(19.24)	(20.77)	(7)
Transportation	(1.30)	(1.16)	12	(1.19)	(1.12)	6

Netback (2)	$22.04	$25.30	(12)	$32.65	$28.24	16

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “gross revenues”, “funds flow”, “funds flow per share-basic”, “funds flow per share-diluted” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures” advisory disclosures below.
(3)	Includes capital carried by partners.
(4)	Includes dividends paid in cash that are subsequently reinvested to purchase shares from treasury under the dividend reinvestment plan.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PRESIDENT’S MESSAGE

2014 proved to be a year of great accomplishments and challenges for Penn West. With the first full calendar year of our long-term plan behind us we are encouraged with the progress we have achieved. Our biggest accomplishment is that we proved that this Company works, the long-term plan works, and the people at Penn West can deliver. We delivered full year average production volumes of 103,989 boe per day, which was above the mid-point of full-year guidance, on capital development spending of $732 million and generated $935 million of funds flow. In 2014 the business essentially achieved the point of sustainability in that the funds flow generated covered the development capital expenditures plus the cash dividend payments. A substantial improvement from prior year’s performance.

I am pleased to report that Penn West’s light oil development programs delivered capital efficiencies of $21.98 per boe in 2014. This metric represents the total development expenditures (drill, complete, equip and tie-in costs) in the year divided by only those reserves that were added from wells spud in the year. This is a strong result for Penn West and is a more indicative and competitive measure for light oil resource development in the western Canadian sedimentary basin.

We were able to achieve this result because of our unwavering commitment to reduce costs and improve margins across the enterprise. I am proud to say our cost saving initiatives have been achieved without undermining the safety of our employees or the integrity and reliability of our business.

Looking ahead, clearly we as an industry are facing a dramatically different commodity price environment today relative to this time last year. Operations aside, with crude oil prices ranging between approximately US$43 per barrel and US$55 per barrel since the beginning of 2015, there is now a clear focus on leverage and the balance sheet. At year-end 2014, Penn West was well within its debt covenants, with a senior debt to EBITDA ratio of 2.1 times against a limit of 3.0 times and we were undrawn on our $1.7 billion credit facility. However, if crude oil prices persist below US$50 per barrel in to the second half of 2015, we do foresee potential challenges complying with our covenants.

For that reason, we have actively been in negotiations with the lenders under our syndicated bank facility and with the holders of our senior, unsecured notes to ensure our financial flexibility and preserve and enhance our ongoing liquidity. We are pleased to report that we have reached agreements in principle with our lenders and noteholders to amend some of our covenants. We have also agreed to temporarily reduce our quarterly dividend commencing in the first quarter of 2015 from the previously announced $0.03 to $0.01 per share and to grant floating charge security over all of our property. These amendments are expected to become effective on or before April 15, 2015 and are subject to the completion of definitive agreements. We believe that these amendments are prudent and responsible measures designed to ensure Penn West’s long-term financial sustainability. These amendments will also allow us to carry on with the execution of our long-term strategy through this cyclical down turn in oil prices. We remain focused on creating long-term value for our shareholders

We will continue to show discipline and focus with our capital program and ensure our financial flexibility remains strong. I will reiterate that it is our intention to revisit the second half capital programs once we get to spring break-up. With the volatility in the commodity market currently creating a high degree of uncertainty, we feel it would be prudent to defer this decision until spring since it has no immediate bearing on our spending plans today.

I am pleased that we have reduced outstanding debt by approximately $975 million since I arrived at Penn West. Further, Penn West is still forecast to produce between 90,000 – 100,000 boe per day and generate between $500 - $550 million in funds flow after the payment of financing costs in 2015 (based on C$65/bbl oil, C$3.25/mcf gas and $1.15 USD/CDN exchange rate assumptions). Penn West is a stronger more resilient organization today because of the meaningful changes we accomplished in 2014.

This is a business driven by excellence, continuous improvement and most importantly our ability to extract the greatest margin from every barrel we produce. We remain committed to the defining pillars of our long term strategy of debt reduction, profitable growth, and execution and cost control, and we continue to make major strides in our effort to redefine oil and gas excellence in western Canada. We remain devoted to the continuous improvement of Penn West and are confident that our strategy will create sustainable long-term value for our shareholders. 2014 has laid a strong foundation for our future growth.

I would also like to take this opportunity to welcome our newest board members, Mr. Raymond D. Crossley and Mr. William A. Friley, to Penn West. Ray brings extensive business experience and knowledge of the oil and gas sector to Penn West and on March 11, 2015, was appointed as Chair of the Audit Committee. Bill Friley brings over 35 years of exploration and production business expertise to Penn West, is a geologist by training, and has a deep knowledge of the western Canadian sedimentary basin. On March 11, 2015, Bill was appointed as Chair of the Operations and Reserves Committee. Both of these gentlemen will further the dynamic and strength of our Board of Directors and our Company.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	Production in the fourth quarter averaged 97,143 boe per day. Full year average production of 103,989 boe per day was above the mid-point of guidance (101,000 to 106,000 boe per day).

•	Funds flow for the fourth quarter of 2014 was $137 million ($0.28 per share – basic) compared to $203 million in the comparative period in 2013. The decline is attributed to lower crude oil prices and lower production volumes due to asset dispositions which both contributed to lower revenues. Full year funds flow in 2014 of $935 million was only five percent lower than 2013 despite a 23 percent reduction in production volumes year over year.

•	Development capital expenditures for the fourth quarter were $247 million compared to $176 million in the comparative period in 2013. For the full year 2014, all planned development activities were completed on development capital expenditures of $732 million, approximately 11 percent below guidance of $820 million, as cost reductions and operational efficiencies were realized throughout the year.

•	Over 90 percent of 2014 net wells drilled were in the Company’s three core light oil areas.

•	As at December 31, 2014, the Company was in compliance with all financial covenants under its lending agreements. Specifically, the reported senior debt to EBITDA ratio of 2:1 times at the end of the quarter was well within the covenant threshold of 3:1, and the senior debt to capitalization ratio of 28 percent at the end of the quarter was well within the covenant threshold of 50 percent.

•	Realized a sustainability ratio of 102 percent, which measures uses of cash over sources of cash by the Company in the year. This result is better than the target of 110 percent for 2014.

•	Successfully completed the divestiture of certain non-core assets located in south central Alberta for total proceeds of approximately $355 million in the fourth quarter, bringing the full year 2014 non-core divestitures proceeds to approximately $560 million. Since announcing the strategic long-term plan in late 2013, the Company has completed over $1 billion in asset dispositions, proceeds of which were applied against the Company’s bank facility.

•	At December 31, 2014, the Company had $1.7 billion of credit capacity available as there were no drawings on its bank facility.

•	The net loss in 2014 of $1,733 million was largely due to the non-cash goodwill impairment ($1,100 million) and property, plant and equipment impairment ($634 million) charges, recorded in the fourth quarter of 2014, resulting from a decline in forecasted commodity prices and limited planned development capital in the non-core areas where the impairments were recorded. See “Net Loss Discussion” below for details.

PROACTIVE MEASURES TO ENSURE FINANCIAL FLEXIBILITY

Penn West currently has a senior, unsecured, revolving, syndicated bank facility with an aggregate borrowing limit of $500 million expiring on June 30, 2016 and $1.2 billion expiring on May 6, 2019. At December 31, 2014, the Company was completely undrawn on the combined capacity of $1.7 billion.

As at December 31, 2014, the outstanding amount of the Company’s senior, unsecured notes was $2.1 billion.

The syndicated bank facility and the senior, unsecured notes currently contain financial covenants of Senior Debt to EBITDA (12 month trailing) ratio of less than 3:1, Total Debt to EBITDA (12 month trailing) ratio of less than 4:1, Senior Debt to Capitalization ratio of less than 50 percent and total debt to capitalization ratio of less than 55 percent. As at December 31, 2014, the Company was in compliance with all of its financial covenants.

In light of the rapid decline in commodity prices, Penn West has proactively been in negotiations with the lenders under its syndicated bank facility and with the holders of its senior, unsecured notes to ensure its financial flexibility. Effective March 10, 2015, the Company reached agreements in principle with the lenders and the noteholders to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016, and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed as follows:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016. The remaining $1.2 billion tranche of the revolving bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 from the previously announced $0.03 per share to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to offer aggregate net proceeds up to $650 million received from all sales, exchanges, lease transfers or other dispositions of its property to prepay at par any outstanding principal amounts owing to the noteholders, with corresponding pro rata amounts from such dispositions to be used by the Company to prepay any outstanding amounts drawn under its syndicated bank facility.

In December 2014, Penn West announced a reduction to its quarterly dividend commencing in the first quarter of 2015 to $0.03 per share from $0.14 per share. Penn West paid its fourth quarter 2014 dividend of $0.14 per share totaling $70 million on January 15, 2015. As a result of the further reduction to the Company’s quarterly dividend to $0.01 per share, the first quarter 2015 dividend payable on April 15, 2015 will total $5 million. The Company’s dividend policy will continue to be subject to review by the Board of Directors and each quarterly dividend will remain subject to Board approval.

The amendments described above are expected to become effective on or before April 15, 2015 and are subject to the execution and delivery of definitive amending agreements in forms mutually satisfactory to the parties thereto and to the satisfaction of conditions customary in transactions of this nature.

In addition to the proactive measures described above, the Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

RESERVES HIGHLIGHTS

•	Replaced approximately 156 percent of 2014 total production through development adds of 58.0 mmboe of proved plus probable (“2P”) reserves, excluding the impact of economic factors and technical revisions.

•	2014 operated development cost of $21.98 per boe continues to reflect the capital efficiency of converting light oil resources into reserves and undeveloped reserves into developed reserves in our core areas.

•	2P reserves net present value discounted at 10 percent (before income taxes) at December 31, 2014 was approximately $7.0 billion ($14.00 per share) and included reductions of approximately $715 million related to economic factors (commodity price assumptions) and $650 million related to asset dispositions completed in 2014, which account for over 70 percent of the reduction from the value of 2P reserves at December 31, 2013.

•	Company gross (Working Interest “WI”) 2P reserves were 561 mmboe at December 31, 2014 weighted approximately 73 percent to liquids which has increased from 70 percent a year ago.

•	The Company’s reserves portfolio continues to become more focused with the Company’s top 25 assets representing approximately 79 percent of total 2P reserves, an increase from approximately 70 percent a year ago.

OPERATED DEVELOPMENT ACTIVITY

Fourth quarter development activities proceeded as expected in all core areas on capital spending of approximately $181 million (approximately 73 percent of total capital in the quarter) and drilled a total of 62 (61.4 net) light oil wells with a success rate of 100 percent. Of these, 33 (33.0 net) wells were drilled in the Viking, 27 (26.4 net) wells were drilled in the Cardium and two (2.0 net) were drilled in the Slave Point. Over 90 percent of all net wells drilled were in our core light oil areas as detailed in Table 1 below.

The tables below summarize the Company’s fourth quarter and full year 2014 drilling, completions and tie-in activity:

Table 1: Fourth Quarter 2014 Core Area Light Oil Development Summary

	Number of Wells
	Drilled		Completed		On production
Business Unit	Gross	Net	Gross	Net	Gross	Net
Cardium	27.0	26.4	26.0	25.3	26.0	25.3
Viking	33.0	33.0	36.0	36.0	46.0	46.0
Slave Point	2.0	2.0	7.0	7.0	8.0	8.0

Total	62.0	61.4	69.0	68.3	80.0	79.3

Table 2: Full Year 2014 Core Area Light Oil Development Summary

	Number of Wells
	Drilled		Completed		On production
Business Unit	Gross	Net	Gross	Net	Gross	Net
Cardium	70.0	66.4	59.0	55.0	59.0	55.0
Viking	99.0	99.0	102.0	102.0	102.0	102.0
Slave Point	20.0	20.0	22.0	21.0	22.0	22.0

Total	189.0	185.4	182.0	178.0	183.0	179.0

PLAY UPDATES

Cardium

Penn West invested development capital of approximately $108 million in the quarter and drilled 27 (26.4 net) wells and brought 26 (25.3 net) wells on production. Of the wells drilled in the quarter, 15 (15.0 net) were drilled in Willesden Green, six (5.4 net) in Pembina Cardium Unit #9, and six (6.0 net) in J-Lease. Penn West continued to experience reductions in costs and cycle times through the completion of the 2014 development program. The Company operated five rigs in the Cardium during the quarter and completed its planned 67 net well program for the year.

The Cardium team continued to deliver impressive all-in construction, drill and completion (“CDC”) costs in the fourth quarter. In Willesden Green, CDC costs averaged approximately $3.5 million per well. In the Company’s Pembina area, CDC costs averaged under $3.0 million per well. Drilling and completion techniques continued to evolve, utilizing on average longer lateral sections and testing various frac densities and tonnage. The expectation for 2015 is for per unit costs (meters drilled and per frac stage) to decrease throughout the year. The Company believes that these are more appropriate comparative measures across different regions of the Cardium and across different operators versus absolute per well costs.

Penn West’s core Cardium land position spans over 600,000 net acres. The statistical approach we bring to the Cardium play concentrates efforts on maximizing the number of completions in focused areas, with a current emphasis on proximity to existing infrastructure. Certain of the Cardium programs in the fourth quarter were impacted by completions in lower pressure areas of the reservoir in our southern acreage positions and contributed to lower average volumes in the quarter. We will continue to monitor these programs for longer-term performance and have now incorporated these learnings in to our development programs for 2015. These results highlight the importance of ongoing and integrated enhanced oil recovery (“EOR”) schemes in mature conventional light oil reservoirs.

In 2014, water flood activities continued in Willesden Green and Pembina and are performing in-line with expectations. Over time, the Company expects that these programs will mitigate natural declines and increase the ultimate recovery of light oil resource in our Cardium areas as reservoir pressures are optimized.

Development activities remain on track for the first quarter of 2015 with a planned drilling program of 19.5 net wells. Development capital spending, including EOR capital, is forecast to be approximately $117 million in the quarter. Expect to incorporate learnings from our fourth quarter 2014 program to impact second half 2015 programs.

Viking

During the fourth quarter of 2014, approximately $49 million of capital was invested in development activities in the Viking area. Penn West had one rig operating and drilled 33 wells in the quarter. In total for 2014, the Company drilled 99 wells and brought 102 wells on production.

The Company continues to target average per well CDC costs in the Viking area of below $800,000 on a sustainable basis. Per well CDC costs in the quarter averaged approximately $780,000 compared to the Company’s average in the first half of 2014 of $840,000.

The first quarter of 2015 planned drilling program consists of 23 net wells. Development capital spending, including EOR capital, is forecast to be approximately $32 million in the quarter. Unseasonably warm weather in the Dodsland area in early February led to road bans which impacted certain development activities. However, Penn West is on track to recover from these delays and expect to be back on target prior to break-up.

Slave Point

Penn West invested development capital of $24 million in the Slave Point area, completing its planned program for the year, drilling 20 wells and bringing 22 wells on production in the quarter. The 2014 program tested various well design and completion techniques and proof of concept work will be conducted over the course of 2015 as production results help confirm economics. Development activity in the first quarter of 2015 is limited with the drilling and casing of two wells forecast in Otter and Red Earth to retain lands. These wells will be completed and tied-in at a later time as economic conditions improve.

Duvernay

The 7-16 horizontal well targeting the Duvernay was brought on stream as planned in early December. Drilling, completion and the tie in of this exploratory well was executed safely and efficiently. Technical evaluation and monitoring for longer-term performance from the 7-16 well will continue in to 2015. In consideration of the lower commodity price environment, it is unlikely that Penn West will proceed with a formal sales process for its Duvernay acreage in 2015. With the wells drilled in 2014 and select vertical stratification test wells planned for 2015, the core acreage position in the Duvernay is secured for the next five years. This remains a valuable asset for Penn West.

DRILLING STATISTICS

	Three months ended December 31				Year ended December 31
	2014		2013		2014		2013
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Oil	73	66	67	53	245	200	274	201
Natural gas	2	1	3	2	9	3	6	4
Dry	—	—	1	1	—	—	1	1

	75	67	71	56	254	203	281	206
Stratigraphic and service	3	1	5	1	10	2	41	18

Total	78	68	76	57	264	205	322	224

Success rate (1)		100%		98%		100%		99%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

	Three months ended December 31		Year ended December 31
(millions)	2014	2013	2014	2013
Land acquisition and retention	$—	$—	$2	$4
Drilling and completions	164	82	509	419
Facilities and well equipping	97	106	232	344
Geological and geophysical	—	1	7	10
Corporate	1	3	11	10
Capital carried by partners	(15)	(16)	(29)	(83)

Development capital expenditures (1)	247	176	732	704
Property acquisitions (dispositions), net	(345)	(477)	(560)	(540)

Total expenditures	$(98)	$(301)	$172	$164

(1)	Development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2014, the Company’s development activities were focused on its light-oil plays in the Cardium, Viking and Slave Point, consistent with its long-term plan. For 2014, development capital expenditures were below Penn West’s forecast of $820 million as it focused on execution and cost control and achieved success from implementing these strategies.

LAND

	As at December 31
	Producing			Non-producing
	2014	2013	% change	2014	2013	% change
Gross acres (000s)	3,965	4,836	(18)	2,442	2,842	(14)
Net acres (000s)	2,749	3,308	(17)	1,702	1,957	(13)
Average working interest	69%	68%	1	70%	69%	1

NET LOSS DISCUSSION

During the fourth quarter of 2014, Penn West recorded a non-cash goodwill impairment of $1,100 million and a non-cash PP&E impairment charge of $634 million resulting from a decline in forecasted commodity prices and limited planned development capital in the non-core areas where the impairments were recorded.

Penn West’s goodwill balance is primarily associated with a group of CGUs which represent key light-oil properties in the Cardium, Slave Point and Viking areas. The Company completed a goodwill impairment test for the balance related to the group of CGUs at December 31, 2014 and the carrying value exceeded the recoverable amount, thus an impairment was recorded. The recoverable amount was determined based on the fair value less cost to sell method. The key assumptions used in determining the recoverable amount include the future cash flows using reserve and resource forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by independent reserve engineers and other internal estimates based on historical experiences and trends.

Penn West’s PP&E impairment charge primarily related to certain properties in the Fort St. John area of northeastern British Columbia, in the Swan Hills area of Alberta and in certain properties in Manitoba. This was mainly due to lower commodity price forecasts compared to the prior year and minimal future development capital planned in these areas as they are non-core in nature. The recoverable amounts used in the impairment tests, based on fair value less cost to sell, related to these CGUs were calculated using proved plus probable reserves and incremental development drilling locations at a pre-tax discount rate of 10 percent. Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value.

COMMON SHARE DATA

	Three months ended December 31			Year ended December 31
(millions of shares)	2014	2013	% change	2014	2013	% change
Weighted average
Basic	497.0	489.5	2	493.7	485.8	2
Diluted	497.0	489.5	2	493.7	485.8	2
Outstanding as at December 31				497.3	489.1	2

RESERVES DATA

Our reserves continue to reflect a high percentage of oil and liquids at 73 percent (2013 – 70 percent) and developed reserves continue to reflect a high percentage of proved reserves. Of total proved reserves, 71 percent were developed at December 31, 2014 (2013 – 75 percent). At December 31, 2014, total proved reserves as a percentage of proved plus probable reserves were 66 percent (2013 – 67 percent). In 2014, we engaged Sproule Associates Limited (“SAL”), an independent, qualified engineering firm, to evaluate approximately 75 percent and to audit approximately 25 percent of our proved and proved plus probable reserves, based on the net present value of future net revenue of such reserves discounted at 10 percent.

The reserves estimates have been calculated in compliance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Under NI 51-101, proved reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be equal to or greater than the proved plus probable reserves estimate. The reserves estimates set forth below are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

a)	Company Gross (WI) Reserves using forecast prices and costs

Penn West as at

December 31, 2014

Reserve Estimates Category (1)(2)	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
Proved
Developed producing	131	35	420	18	254
Developed non-producing	3	1	19	1	8
Undeveloped	67	3	162	8	106

Total Proved	202	39	602	27	368
Probable	96	38	289	12	194

Total Proved plus Probable	298	77	891	38	561

(1)	Company gross (WI) reserves are before royalty burdens and exclude royalty interests.
(2)	Columns may not add due to rounding.

b)	Net after Royalty Interest Reserves using forecast prices and costs

Penn West as at

December 31, 2014

Reserve Estimates Category (1)(2)	Light & Medium Oil (mmbbl)	Heavy Oil & Bitumen (mmbbl)	Natural Gas (bcf)	Natural Gas Liquids (mmbbl)	Barrels of Oil Equivalent (mmboe)
Proved
Developed producing	115	32	374	13	222
Developed non-producing	3	1	16	0	7
Undeveloped	60	3	144	6	93

Total Proved	177	35	534	19	321
Probable	81	34	254	9	166

Total Proved plus Probable	258	70	787	28	487

(1)	Net after royalty reserves are working interest reserves including royalty interests and deducting royalty burdens.
(2)	Columns may not add due to rounding.

Additional reserve disclosures, as required under NI 51-101, will be contained in our Annual Information Form that will be filed on SEDAR at www.sedar.com.

c)	Reconciliation of Company Gross (WI) Reserves using forecast prices and costs

	Light & Medium Oil (mmbbl)			Heavy Oil & Bitumen (mmbbl)
Reconciliation Items (1)	Proved	Probable	Proved plus probable	Proved	Probable	Proved plus probable
December 31, 2013	218	96	314	42	40	82
Extensions	—	—	—	—	—	—
Infill Drilling	21	18	39	—	—	—
Improved Recovery	—	—	—	—	—	—
Technical Revisions	(8)	(14)	(22)	2	(2)	1
Acquisitions	1	—	1	—	—	—
Dispositions	(11)	(5)	(16)	(1)	—	(1)
Economic Factors	(1)	1	—	—	—	—
Production	(17)	—	(17)	(5)	—	(5)

December 31, 2014	202	96	298	39	38	77

	Natural Gas Liquids (mmbbl)			Natural Gas (bcf)
Reconciliation Items (1)	Proved	Probable	Proved plus probable	Proved	Probable	Proved plus probable
December 31, 2013	30	13	42	757	366	1,123
Extensions	—	—	—	—	—	—
Infill Drilling	3	2	4	53	32	85
Improved Recovery	—	—	—	2	—	2
Technical Revisions	2	(1)	1	30	(52)	(22)
Acquisitions	—	—	—	1	—	2
Dispositions	(5)	(2)	(7)	(146)	(60)	(206)
Economic Factors	—	—	—	(16)	1	(15)
Production	(3)	—	(3)	(80)	—	(80)

December 31, 2014	27	12	38	602	289	891

	Barrels of Oil Equivalent (mmboe)
Reconciliation Items (1)	Proved	Probable	Proved plus probable
December 31, 2013	415	209	625
Extensions	—	—	—
Infill Drilling	33	25	58
Improved Recovery	1	—	1
Technical Revisions	1	(25)	(24)
Acquisitions	1	—	1
Dispositions	(41)	(18)	(59)
Economic Factors	(5)	1	(3)
Production	(38)	—	(38)

December 31, 2014	368	194	561

(1)	Columns may not add due to rounding.

The focused drilling program during 2014 continued to deliver significant drilling and completions cost reductions. The success of this program, and the subsequent ability to book infill locations has offset the gas weighted dispositions that occurred primarily in the second half of 2014.

d)	Net present value of future net revenue using forecast prices and costs (millions) at December 31, 2014

	Net present value of future net revenue before income taxes (discounted @)
Reserve Category (1)	0%	5%	10%	15%	20%
Proved
Developed producing	$8,504	$5,741	$4,372	$3,558	$3,017
Developed non-producing	186	133	103	84	70
Undeveloped	2,772	1,350	668	289	57

Total proved	$11,462	$7,225	$5,143	$3,930	$3,144
Probable	6,692	3,253	1,822	1,094	676

Total proved plus probable	$18,154	$10,478	$6,965	$5,024	$3,820

(1)	Columns may not add due to rounding.

Net present values take into account wellbore abandonment liabilities and are based on the price assumptions that are contained in the following table. It should not be assumed that the estimated future net revenues represent fair market value of the reserves. There is no assurance that the forecast price and cost assumptions will be attained and variances could be material.

e)	Summary of pricing and inflation rate assumptions using forecast prices and costs as of December 31, 2014

		Oil
Year	WTI Cushing, Oklahoma ($US/bbl)	Canadian(1) Light Sweet Crude 40° API ($Cdn/bbl)	Western Canada Select 20.5 API ($Cdn/bbl)	Cromer LSB 35[o] API ($Cdn/bbl)	Natural Gas AECO-C Spot ($Cdn/MMbtu)	Edmonton Butane ($Cdn/bbl)	Edmonton Propane ($Cdn/bbl)	Inflation Rate (%/Yr)		Exchange Rate ($US/$Cdn)
Historical
2010	79.43	77.80	67.21	76.57	4.16	57.99	44.45	1.2		0.97
2011	95.00	95.16	77.09	89.68	3.72	70.93	50.17	1.6		1.01
2012	94.19	86.57	73.08	84.42	2.43	64.48	47.40	1.3		1.00
2013	97.98	93.24	73.78	91.59	3.13	69.88	38.37	0.8		0.97
2014	93.00	94.18	82.04	93.26	4.50	68.02	44.42	1.4		0.91

Forecast
2015	65.00	70.35	60.50	69.85	3.32	50.34	34.77	1.5		0.85
2016	80.00	87.36	75.13	86.86	3.71	62.51	43.17	1.5		0.87
2017	90.00	98.28	84.52	97.78	3.90	70.32	48.57	1.5		0.87
2018	91.35	99.75	85.79	99.25	4.47	71.37	49.30	1.5		0.87
2019	92.72	101.25	87.07	100.75	5.05	72.44	50.04	1.5		0.87
2020	94.11	103.85	89.31	103.35	5.13	74.31	51.32	1.5		0.87
2021	95.52	105.40	90.65	104.90	5.22	75.42	52.09	1.5		0.87
2022	96.96	106.99	92.01	106.49	5.31	76.55	52.87	1.5		0.87
2023	98.41	108.59	93.39	108.09	5.40	77.70	53.67	1.5		0.87
2024	99.89	110.22	94.79	109.72	5.49	78.87	54.47	1.5		0.87
2025	101.38	111.87	96.21	111.37	5.58	80.05	55.29	1.5	(2)	0.87

(1)	Edmonton Par prior to 2014.
(2)	Inflation Rate continues at 1.5% after 2025.

f)	Finding and development costs (“F&D costs”)

	Year ended December 31
	2014	2013	2012	3-Year average
F&D costs including FDC (1)
F&D costs per boe – proved plus probable	$63.33	$7.12	$25.50	$27.09
F&D costs per boe – proved	$44.59	$14.04	$30.96	$28.05
F&D costs excluding FDC (2)
F&D costs per boe – proved plus probable	$22.77	$14.81	$17.48	$17.41
F&D costs per boe – proved	$24.32	$15.53	$26.69	$22.21

(1)	The calculation of F&D includes the change in FDC and excludes the effects of acquisitions and dispositions.
(2)	The calculation of F&D excludes the change in FDC and excludes the effects of acquisitions and dispositions.

Capital expenditures for 2014 have been reduced by $29 million related to joint venture carried capital (2013 – $83 million).

F&D costs are calculated in accordance with NI 51-101, which include the change in future development cost (“FDC”), on a proved and proved plus probable basis. Given the impact to the calculated F&D costs from 2014 negative technical revisions and changes to booked FDC, management believes it prudent to consider the three-year average F&D costs as a more representative metric. Furthermore, Penn West’s 2014 operated development cost, defined as drill, complete, equip, and tie-in program capital divided by associated reserves, was $21.98 per boe. This is consistent with our independent 2014 reserves report prepared by SAL that carries an average 2P FDC per boe of $19.62 and our long-term plan development cost forecast of just under $19 per boe. For comparative purposes we also disclose F&D costs excluding the change in FDC.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

g)	Future development costs using forecast prices and costs (millions)

	At December 31, 2014
Year	Proved Future Development Costs	Proved plus Probable Future Development Costs
2015	$672	$971
2016	624	1,078
2017	760	1,068
2018	376	793
2019	131	436
2020 and subsequent	112	279

Undiscounted total	$2,675	$4,626

Discounted @ 10%/yr	$2,204	$3,698

	At December 31, 2013
Undiscounted total	$2,249	$3,506
Discounted @10%/yr	$1,941	$2,958

Changes in forecast FDC are reviewed annually by our independent reserves evaluator/auditor and take into account capital performance to date and their assessment of the costs to develop the undeveloped reserves. Future development capital for total proved plus probable reserves increased to $4.6 billion at year-end 2014 relative to $3.5 billion at year-end 2013. The increase in FDC in 2014 was predominantly the result of newly booked undeveloped reserves locations.

Other items that have impacted the change in FDC in 2014 are largely the result of advancements and changes in programs in the Company’s Cardium and Big Hill business units which have incremental costs associated without corresponding reserves, such as shifting to longer lateral wells (1.5 and 2.0 mile lateral wells) in the Cardium, waterflood programs requiring pattern realignment and additional infill drilling activity, and shifting to multi-leg lateral wells versus dual leg wells at the Peace River Oil Partnership property in the Big Hill business unit.

In addition, cost reductions due to the currently low commodity price cycle are not reflected in the reserve book at December 31, 2014. Management anticipates these cost reductions, as well as reductions in FDC due to activity efficiency gains, may be included in the reserve book in the future.

OUTLOOK

This outlook section is included to provide shareholders with information about the Company’s expectations as at March 11, 2015 for production, funds flow and capital budget in 2015 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our actual capital expenditures and production and funds flow performance for 2015, including fluctuations in commodity prices and the Company’s ongoing asset disposition program.

There have been no changes to the Company’s guidance for its 2015 forecast average production of 90,000 to 100,000 boe per day and forecast funds flow of $500 million to $550 million, as originally disclosed in its December 17, 2014 press release. The 2015 Capital Budget also continues to be $625 million as outlined in the Company’s December 17, 2014 release.

The press release referenced above is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and gross revenues included in this press release do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow” below for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See the table at the beginning of this press release for a calculation of the Company’s netbacks. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Operational Measures

Certain operational measures including sustainability ratio included in this press release do not have an equivalent definition prescribed by IFRS. Such operational measures may not be comparable to similar measures provided by other issuers. Sustainability ratio is a comparison of a company’s cash outflows (capital investment and dividends paid less DRIP proceeds) to its cash inflows (funds flow) and is used by the Company to assess the appropriateness of its dividend levels and the long-term ability to fund its development plans. Sustainability ratio is calculated using the development capital plus dividends paid less DRIP proceeds divided by funds flow. Capital efficiency is a comparison of our reserve additions to our development capital expenditures and assesses the cost of finding a boe. Operated development cost (per boe) is an internal measure used to assess our capital efficiency of converting resources into reserves and undeveloped reserves into developed reserves. It is calculated as operated development capital divided by reserves developed. Reserves developed is the sum of new reserve additions and reserves converted from undeveloped reserves to developed reserves from targeted operated development programs.

Calculation of Funds Flow

(millions, except per share amounts)	Three months ended December 31		Year ended December 31
	2014	2013	2014	2013
Cash flow from operating activities	$120	$314	$848	$968
Change in non-cash working capital	(6)	(127)	32	(49)
Decommissioning expenditures	23	16	55	66

Funds flow	$137	$203	$935	$985

Basic per share	$0.28	$0.42	$1.89	$2.03
Diluted per share	$0.28	$0.42	$1.89	$2.03

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “President’s Message”, our belief that we will potentially have challenges complying with our covenants if crude oil prices persist at below US$50 per barrel, our expectation that we will enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes, on substantially the terms of the agreements in principle made with the respective lenders and noteholders, with such amendments expected to become effective on or before April 15, 2015, our belief that such amendments will allow us to carry on with the execution of our long-term strategy, our belief that the down turn in oil prices is cyclical, our intention to remain focused on creating long-term value for our shareholders, our intention to continue to show discipline and focus with our capital program and ensure our financial flexibility remains strong, our intention to revisit the second half of the capital program in the spring, and our belief that we have laid a strong foundation for our future growth; under “Proactive Measures to Ensure Financial Flexibility”, details of certain amendments to the financial covenants and other agreements that have been agreed to in principle with the lenders under our syndicated bank facility and with the holders of our senior, unsecured notes, and our plan to continue to subject our dividend policy and quarterly dividend to Board of Directors’ review and approval; under “Play Updates”, all matters pertaining to our planned operations in 2015 and beyond, including (i) in respect of our Cardium play, our expectation that per unit costs (meters drilled and per frac stage) will decrease throughout 2015 and our forecast that development capital spending, including EOR capital, will be approximately $117 million in the first quarter, (ii) in respect of our Viking play, our target to average per well CDC costs in the Viking area of below $800,000 on a sustainable basis and our forecast that development capital spending, including EOR capital, will be approximately $32 million in the first quarter, (iii) in respect of our Slave Point play, our intention to limit development activity in the first quarter of 2015 to the drilling and casing of two wells needed to retain lands and to complete and tie-in these wells at a later time as economic conditions improve, and (iv) in respect of our Duvernay play, our expectation that the technical evaluation and monitoring for longer-term performance from the 7-16 well will continue in 2015, our belief that it is unlikely that Penn West will proceed with a formal sales process for its Duvernay acreage in 2015, and our belief that the core acreage position in the Duvernay is secured for the next five years; under “Reserves Data”, our anticipation that the cost reductions due to the currently low commodity price cycle, as well as reductions in FDC due to activity efficiency gains, may be included in the reserve book in the future; and under “Outlook”, our forecast average daily production volumes for 2015, our forecast funds flow for 2015 and the 2015 Capital Budget.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: 2015 prices of C$65.00 per barrel of Canadian light sweet oil and C$3.25 per mcf AECO gas, and a C$/US$ foreign exchange rate of $1.15; that we do not dispose of any material producing properties; that the current commodity price and foreign exchange environment will continue or improve; that we enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes on substantially the terms described herein on or before April 15, 2015; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the amount of future cash dividends that we intend to pay.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plans do not materialize; the possibility that we are unable to execute some or all of our ongoing asset disposition program on favourable terms or at all; the possibility that we are unable to enter into amendments to the agreements governing our syndicated bank facility and senior, unsecured notes on the terms described herein or at all and that as a result we breach one or more of the financial covenants in such agreements and default thereunder; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	December 31, 2014	December 31, 2013
Assets
Current
Cash	$67	$—
Accounts receivable	182	265
Other	46	57
Deferred funding assets	84	139
Risk management	31	2

	410	463

Non-current
Deferred funding assets	195	184
Exploration and evaluation assets	505	645
Property, plant and equipment	7,906	9,075
Goodwill	734	1,912
Risk management	102	50

	9,442	11,866

Total assets	$9,852	$12,329

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$529	$598
Dividends payable	70	68
Current portion of long-term debt	283	64
Decommissioning liability	52	75
Risk management	9	24

	943	829
Non-current
Long-term debt	1,866	2,394
Decommissioning liability	533	528
Risk management	10	16
Deferred tax liability	914	1,040
Other non-current liabilities	4	9

	4,270	4,816

Shareholders’ equity
Shareholders’ capital	8,983	8,913
Other reserves	89	80
Deficit	(3,490)	(1,480)

	5,582	7,513

Total liabilities and shareholders’ equity	$9,852	$12,329

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended December 31		Year ended December 31
(CAD millions, except per share amounts, unaudited)	2014	2013	2014	2013
Oil and natural gas sales	$460	$614	$2,433	$2,855
Royalties	(77)	(90)	(374)	(406)

	383	524	2,059	2,449
Risk management gain (loss)
Realized	13	7	(42)	8
Unrealized	26	(13)	51	(94)

	422	518	2,068	2,363

Expenses
Operating	185	244	729	1,025
Transportation	11	13	45	55
General and administrative	27	34	131	160
Restructuring	5	—	17	38
Share-based compensation	(6)	2	12	32
Depletion, depreciation and impairment	829	901	1,384	1,693
Impairment of goodwill	1,100	48	1,100	48
Loss on dispositions	142	14	190	5
Exploration and evaluation	—	44	16	44
Unrealized risk management gain	(19)	(21)	(51)	(48)
Unrealized foreign exchange loss	63	63	152	126
Financing	40	45	158	184
Accretion	9	10	36	43

	2,386	1,397	3,919	3,405

Loss before taxes	(1,964)	(879)	(1,851)	(1,042)

Deferred tax recovery	(192)	(204)	(118)	(233)

Net and comprehensive loss	$(1,772)	$(675)	$(1,733)	$(809)

Net loss per share
Basic	$(3.57)	$(1.38)	$(3.51)	$(1.67)
Diluted	$(3.57)	$(1.38)	$(3.51)	$(1.67)
Weighted average shares outstanding (millions)
Basic	497.0	489.5	493.7	485.8
Diluted	497.0	489.5	493.7	485.8

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended December 31		Year ended December 31
(CAD millions, unaudited)	2014	2013	2014	2013
Operating activities
Net loss	$(1,772)	$(675)	$(1,733)	$(809)
Depletion, depreciation and impairment	829	901	1,384	1,693
Impairment of goodwill	1,100	48	1,100	48
Loss on dispositions	142	14	190	5
Exploration and evaluation	—	44	16	44
Accretion	9	10	36	43
Deferred tax recovery	(192)	(197)	(118)	(226)
Share-based compensation	3	3	10	15
Unrealized risk management gain	(45)	(8)	(102)	46
Unrealized foreign exchange loss	63	63	152	126
Decommissioning expenditures	(23)	(16)	(55)	(66)
Change in non-cash working capital	6	127	(32)	49

	120	314	848	968

Investing activities
Capital expenditures	(247)	(176)	(732)	(704)
Property dispositions (acquisitions), net	345	477	560	540
Change in non-cash working capital	10	40	59	(100)

	108	341	(113)	(264)

Financing activities
Decrease in bank loan	(107)	(608)	(403)	(356)
Repayment of senior notes	—	—	(59)	—
Issue of equity	—	4	11	12
Dividends paid	(54)	(51)	(217)	(360)

	(161)	(655)	(668)	(704)

Change in cash	67	—	67	—
Cash, beginning of period	—	—	—	—

Cash, end of period	$67	$—	$67	$—

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014	$8,913	$80	$(1,480)	$7,513
Net and comprehensive loss	—	—	(1,733)	(1,733)
Share-based compensation	—	10	—	10
Issued on exercise of options and share rights	12	(1)	—	11
Issued to dividend reinvestment plan	58	—	—	58
Dividends declared	—	—	(277)	(277)

Balance at December 31, 2014	$8,983	$89	$(3,490)	$5,582

	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2013	$8,774	$97	$(277)	$8,594
Net and comprehensive income	—	—	(809)	(809)
Share-based compensation	—	15	—	15
Issued on exercise of options and share rights	44	(32)	—	12
Issued to dividend reinvestment plan	95	—	—	95
Dividends declared	—	—	(394)	(394)

Balance at December 31, 2013	$8,913	$80	$(1,480)	$7,513

Notes to the Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 11)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These annual consolidated financial statements are prepared in compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The annual consolidated financial statements have been prepared on a historical cost basis, except risk management assets and liabilities which are recorded at fair value as discussed in Note 11.

The annual consolidated financial statements of the Company for the year ended December 31, 2014 were approved for issuance by the Board of Directors on March 11, 2015.

b) Basis of Presentation

The annual consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

3. Significant accounting policies

a) Critical accounting judgments and key estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities, disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. These and other estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in these estimates could be material.

Management also makes judgments while applying accounting policies that could affect amounts recorded in its consolidated financial statements. Significant judgments include the identification of cash generating units (“CGUs”) for impairment testing purposes, determining whether a CGU or Exploration and Evaluation (“E&E”) asset has an impairment indicator and determining whether an E&E asset is technically feasible and commercially viable.

The following are the estimates that management has made in applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements.

i) Reserve estimates

Commercial petroleum reserves are determined based on estimates of petroleum-in-place, recovery factors and future oil and natural gas prices and costs. Penn West engages an independent qualified reserve evaluator to audit or evaluate all of the Company’s oil and natural gas reserves at each year-end.

Reserve adjustments are made annually based on actual oil and natural gas volumes produced, the results from capital programs, revisions to previous estimates, new discoveries and acquisitions and dispositions made during the year and the effect of changes in forecast future crude oil and natural gas prices. There are a number of estimates and assumptions that affect the process of evaluating reserves.

Proved reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a high degree of certainty (at least 90 percent) those quantities will be exceeded. Proved plus probable reserves are the estimated quantities of crude oil, natural gas and natural gas liquids determined to be economically recoverable under existing economic and operating conditions with a 50 percent certainty those quantities will or will not be exceeded. Penn West reports production and reserve quantities in accordance with Canadian practices and specifically in accordance with “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”).

The estimate of proved plus probable reserves is an essential part of the depletion calculation, the impairment test and hence the recorded amount of oil and gas assets.

Penn West cautions users of this information that the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on current and forecast economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include commodity prices, new technology, changing economic conditions, future reservoir performance and forecast development activity.

ii) Recoverability of asset carrying values

Penn West assesses its property, plant and equipment (“PP&E”) and goodwill for impairment by comparing the carrying amount to the recoverable amount of the underlying assets. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell or its value-in-use, the latter of which is based on its discounted future cash flows using an applicable discount rate. Future cash flows are calculated based on estimates of future commodity prices and inflation and are discounted based on management’s current assessment of market conditions.

iii) Recoverability of exploration and evaluation assets

E&E assets are assessed for impairment by comparing the carrying amount to the recoverable amount. The assessment of the recoverable amount involves a number of assumptions, including the timing, likelihood and amount of commercial production, further resource assessment plans, and future revenue and costs expected from the asset, if any.

iv) Decommissioning liability

Penn West recognizes a provision for future abandonment activities in the consolidated financial statements at the net present value of the estimated future expenditures required to settle the estimated obligation at the balance sheet date. The measurement of the decommissioning liability involves the use of estimates and assumptions including the discount rate, the amount and expected timing of future abandonment costs and the inflation rate related thereto. The estimates were made by management and external consultants considering current costs, technology and enacted legislation.

v) Fair value calculation on share-based payments

The fair value of share-based payments is calculated using a Black-Scholes or a Binomial Lattice option-pricing model, depending on the characteristics of the share-based payment. There are a number of estimates used in the calculation such as the expected future forfeiture rate, the expected period the share-based compensation is outstanding and the future price volatility of the underlying security all of which can vary from expectations. The factors applied in the calculation are management’s estimates based on historical information and future forecasts.

vi) Fair value of risk management contracts

Penn West records risk management contracts at fair value with changes in fair value recognized in income. The fair values are determined using external counterparty information which is compared to observable market data.

vii) Taxation

The calculation of deferred income taxes is based on a number of assumptions including estimating the future periods in which temporary differences and other tax credits will reverse and the general assumption that substantively enacted future tax rates at the balance sheet date will be in effect when differences reverse.

viii) Litigation

Penn West has been named as a defendant in potential class action lawsuits. Penn West records provisions related to legal matters if it is probable that the Company will not be successful in defending the claim and if an amount can be reasonably estimated. Determining the probability of a claim being defended is subject to considerable judgment. Additionally, the potential claim is generally a wide range of figures and a single estimate must be made when recording a provision. Contingencies will only be resolved or unfounded when one or more future events occur. The assessment of contingencies involves significant judgment and estimates of the potential outcome of future events.

b) Business combinations

Penn West uses the acquisition method to account for business combinations. The net identifiable assets and liabilities acquired in transactions are generally measured at their fair value on the acquisition date. The acquisition date is the closing date of the business combination. Acquisition costs incurred by Penn West to complete a business combination are expensed in the period incurred except for costs related to the issue of any debt or equity securities, which are recognized based on the nature of the related financing instrument.

Revisions may be made to the initial recognized amounts determined during the measurement period, which shall not exceed one year after the close date of the acquisition.

c) Goodwill

Penn West recognizes goodwill on a business combination when the total purchase consideration exceeds the net identifiable assets acquired and liabilities assumed of the acquired entity. Following initial recognition, goodwill is recognized at cost less any accumulated impairment losses.

Goodwill is not amortized and the carrying amount is assessed for impairment on an annual basis at December 31, or more frequently if circumstances arise that indicate impairment may have occurred. To test for impairment, the carrying amount of the CGU including goodwill, if any, associated with the CGU, is compared to the recoverable amount of the CGU or group of CGUs to which the goodwill is associated. If the recoverable amount of the CGU exceeds the carrying value, then no impairment exists. If the carrying value of the CGU exceeds the recoverable amount of the CGU, then an impairment loss shall be recorded. The determination of the recoverable amount involves estimating the higher of an asset’s fair value less costs to sell and its value-in-use. Goodwill impairment losses are not reversed in subsequent periods.

d) Revenue

Penn West generally recognizes oil and natural gas revenue when title passes from Penn West to the purchaser or, in the case of services, as contracted services are performed.

Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas and natural gas liquids (prior to deduction of transportation costs) is recognized when all the following conditions have been satisfied:

•	The significant risks and rewards of ownership of the goods have been transferred to the buyer;

•	There is no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	The amount of revenue can be reliably measured;

•	It is probable that the economic benefits associated with the transaction will flow to Penn West; and

•	The costs incurred or to be incurred in respect of the transaction can be reliably measured.

Certain comparative figures within revenue have been reclassified to correspond with current year presentation.

e) Joint arrangements

The consolidated financial statements include Penn West’s proportionate interest of jointly controlled assets and liabilities and its proportionate interest of the revenue, royalties and operating expenses. A significant portion of Penn West’s exploration and development activities are conducted jointly with others and involve jointly controlled assets. Under such arrangements, Penn West has the exclusive rights to its proportionate interest in the assets and the economic benefits generated from its share of the assets. Income from the sale or use of Penn West’s interest in jointly controlled assets and its share of expenses is recognized when it is probable that the economic benefits associated with the transactions will flow to/from Penn West and the amounts can be reliably measured.

The Peace River Oil Partnership is a joint operation and Penn West records its 55 percent interest of revenues, expenses, assets and liabilities.

f) Transportation expense

Transportation costs are paid by Penn West for the shipping of natural gas, crude oil and natural gas liquids from the wellhead to the point of title transfer to buyers. These costs are recognized as services are received.

Certain comparative figures within transportation expense have been reclassified to correspond with current year presentation.

g) Foreign currency translation

Penn West and each of its subsidiaries use the Canadian dollar as their functional currency. Monetary items, such as accounts receivable and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as PP&E, are translated to Canadian dollars at the rate of exchange in effect when the associated transactions occurred. Revenues and expenses denominated in foreign currencies are translated at the exchange rate on the date of the transaction. Foreign exchange gains or losses on translation are included in income.

h) E&E

i) Measurement and recognition

E&E assets are initially measured at cost. Items included in E&E primarily relate to exploratory drilling, geological & geophysical activities, acquisition of mineral rights and technical studies. These expenditures are classified as E&E assets until the technical feasibility and commercial viability of extracting oil and natural gas from the assets has been determined.

ii) Transfer to PP&E

E&E assets are transferred to PP&E when they are technically feasible and commercially viable which is generally when proved reserves have been assigned to the asset. If proved reserves will not be established through the completion of E&E activities and there are no plans for development activity in a field, based on their recoverable amount, the E&E assets are charged to income as E&E expense. Any revenue, royalties, operating expenses and depletion prior to transfer are recognized in the statement of income (loss).

iii) Pre-license costs

Pre-license expenditures incurred before Penn West has obtained the legal rights to explore for hydrocarbons in a specific area are expensed.

iv) Impairment

E&E assets are tested for impairment at the operating segment level when facts or circumstances indicate that a possible impairment may exist and prior to reclassification to PP&E. E&E impairment losses may be reversed in subsequent periods.

i) PP&E

i) Measurement and recognition

Oil & Gas properties are included in PP&E at cost, less accumulated depletion and depreciation and any impairment losses. The cost of PP&E includes costs incurred initially to acquire or construct the item and betterment costs.

Capital expenditures are recognized as PP&E when it is probable that future economic benefits associated with the investment will flow to Penn West and the cost can be reliably measured. PP&E includes capital expenditures incurred in the development phases, acquisition and disposition of PP&E, costs transferred from E&E and additions to the decommissioning liability.

ii) Depletion and Depreciation

Except for components with a useful life shorter than the reserve life of the associated property, resource properties are depleted using the unit-of-production method based on production volumes before royalties in relation to total proved plus probable reserves. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, Penn West includes estimated future costs to develop proved plus probable reserves and excludes estimated equipment salvage values. Changes to reserve estimates are included in the depletion calculation prospectively.

Components of PP&E that are not depleted using the unit-of-production method are depreciated on a straight-line basis over their useful life. The turnaround component has an estimated useful life of three to five years and the corporate asset component has an estimated useful life of 10 years.

iii) Derecognition

The carrying amount of an item of PP&E is derecognized when no future economic benefits are expected from its use or upon sale to a third party. The gain or loss arising from derecognition is included in income and is measured as the difference between the net proceeds, if any, and the carrying amount of the asset.

iv) Major maintenance and repairs

Ongoing costs to maintain properties are generally expensed as incurred. These costs include the cost of labour, consumables and small parts. The costs of material replacement parts, turnarounds and major inspections are capitalized provided it is probable that future economic benefits in excess of cost will be realized and such benefits are expected to extend beyond the current operating period. The carrying amount of a replaced part is derecognized in accordance with Penn West’s derecognition policies.

v) Impairment of oil and natural gas properties

Penn West reviews oil and gas properties for circumstances that indicate its assets may be impaired at the end of each reporting period. These indicators can be internal (i.e. reserve changes) or external (i.e. market conditions) in nature. If an indication of impairment exists, Penn West completes an impairment test, which compares the estimated recoverable amount to the carrying value. The estimated recoverable amount is defined under IAS 36 (“Impairment of Assets”) as the higher of an asset’s or CGU’s fair value less costs to sell and its value-in-use.

Where the recoverable amount is less than the carrying amount, the CGU is considered to be impaired. Impairment losses identified for a CGU are allocated on a pro rata basis to the asset categories within the CGU. The impairment loss is recognized as an expense in income.

Value-in-use is computed as the present value of future cash flows expected to be derived from production. Present values are calculated using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Under the fair value less cost to sell method the recoverable amount is determined using various factors, which can include external factors such as observable market conditions and comparable transactions and internal factors such as discounted cash flows related to reserve and resource studies and future development plans.

Impairment losses related to PP&E can be reversed in future periods if the estimated recoverable amount of the asset exceeds the carrying value. The impairment recovery is limited to a maximum of the estimated depleted historical cost if the impairment had not been recognized. The reversal of the impairment loss is recognized in depletion, depreciation and impairment.

vi) Other Property, Plant and Equipment

Penn West’s corporate assets include computer hardware and software, office furniture, buildings and leasehold improvements and are depreciated on a straight-line basis over their useful lives. Corporate assets are tested for impairment separately from oil and gas assets.

j) Share-based payments

The fair value of options granted under the Stock Option Plan (the “Option Plan”), and the Restricted Options and Share rights governed under the Common Share Rights Incentive Plan (“CSRIP”) are recognized as compensation expense with a corresponding increase to other reserves in shareholders’ equity over the term of the options based on a graded vesting schedule. Penn West measures the fair value of options granted under these plans at the grant date using an option-pricing model. The fair value is based on market prices and considers the terms and conditions of the share options granted. All options under the CSRIP expired by December 31, 2014.

The fair value of awards granted under the Long-Term Retention and Incentive Plan (“LTRIP”), the Deferred Share Unit Plan (“DSU”), the Performance Share Unit Plan (“PSU”) and Restricted Rights governed by the CSRIP are based on a fair value calculation on each reporting date using the awards outstanding and Penn West’s share price from the Toronto Stock Exchange (“TSX”) on each balance sheet date. The fair value of the awards is expensed over the vesting period based on a graded vesting schedule. Subsequent increases and decreases in the underlying share price result in increases and decreases, respectively, to the accrued obligation until the related instruments are settled.

k) Provisions

i) General

Provisions are recognized based on an estimate of expenditures required to settle present obligations at the end of the reporting period. The provision is risk adjusted to take into account any uncertainties. When the effect of the time value of money is material, the amount of a provision is calculated as the present value of the future expenditures required to settle the obligations. The discount rate reflects the current assessment of the time value of money and risks specific to the liability when those risks have not already been reflected as an adjustment to future cash flows.

ii) Decommissioning liability

The decommissioning liability is the present value of Penn West’s future costs of obligations for property, facility and pipeline abandonment and site restoration. The liability is recognized on the balance sheet with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges to income. Revisions to the estimated amount or timing of the obligations are reflected prospectively as increases or decreases to the recorded liability and the related asset. Actual decommissioning expenditures, up to the recorded liability at the time, are charged to the liability as the costs are incurred. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

l) Leases

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership of the related asset to the lessee. Operating lease payments are expensed on a straight-line basis over the life of the lease.

m) Share capital

Common shares are classified as equity. Share issue costs are recorded in shareholder’s equity, net of applicable taxes. Dividends are paid at the discretion of the Board of Directors and are deducted from retained earnings.

If issued, preferred shares would be classified as equity and could be issued in one or more series.

n) Earnings per share

Earnings per share is calculated by dividing net income or loss attributable to the shareholders by the weighted average number of common shares outstanding during the period. Penn West computes the dilutive impact of equity instruments other than common shares assuming the proceeds received from the exercise of in-the-money share options are used to purchase common shares at average market prices.

o) Taxation

Income taxes are based on taxable income in a taxation year. Taxable income normally differs from income reported in the consolidated statement of income as it excludes items of income or expense that are taxable or deductible in other years or are not taxable or deductible for income tax purposes.

Penn West uses the liability method of accounting for deferred income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Deferred income taxes are computed on temporary differences using substantively enacted income tax rates expected to apply when deferred income tax assets and liabilities are realized or settled.

p) Financial instruments

Financial instruments are measured at fair value and recorded on the balance sheet upon initial recognition of an instrument. Subsequent measurement and changes in fair value will depend on initial classification, as follows:

•	Fair value through profit or loss financial assets and liabilities and derivative instruments classified as held for trading or designated as fair value through profit or loss are measured at fair value and subsequent changes in fair value are recognized in income;

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are initially measured at fair value with subsequent changes at amortized cost;

•	Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in equity until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recognized in income;

•	Held to maturity financial assets and loans and receivables are initially measured at fair value with subsequent measurement at amortized cost using the effective interest method. The effective interest method calculates the amortized cost of a financial asset and allocates interest income or expense over the applicable period. The rate used discounts the estimated future cash flows over either the expected life of the financial asset or liability or a shorter time-frame if it is deemed appropriate; and

•	Other financial liabilities are initially measured at fair value with subsequent changes to fair value measured at amortized cost.

Penn West’s current classifications are as follows:

•	Cash and cash equivalents and accounts receivable are designated as loans and receivables;

•	Accounts payable and accrued liabilities, dividends payable and long-term debt are designated as other financial liabilities; and

•	Risk management contracts are derivative financial instruments measured at fair value through profit or loss.

Penn West assesses each financial instrument, except those valued at fair value through profit or loss, for impairment at the reporting date and records the gain or loss in income during the period.

q) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms of another factor, for example, rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative if the following conditions are met:

•	The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	The embedded item, itself, meets the definition of a derivative; and

•	The hybrid contract is not measured at fair value or designated as held for trading.

At December 31, 2014, Penn West had an embedded derivative related to a crude oil assignment contract (2013 – none). Refer to note 11 for details.

r) Classification of debt or equity

Penn West classifies financial liabilities and equity instruments in accordance with the substance of the contractual arrangement and the definitions of a financial liability or an equity instrument.

Penn West’s debt instruments currently have requirements to deliver cash at the end of the term thus are classified as liabilities.

s) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until produced and sold to third parties. The cost of injectants purchased from third parties for enhanced oil recovery projects is included in PP&E. Injectant costs are depleted over the period of expected future economic benefit on a unit-of-production basis. Costs associated with the production of proprietary injectants are expensed.

t) New accounting policies

During the first quarter of 2014, Penn West adopted the following standards:

IAS 32, “Financial Instruments: Presentation”, which clarifies the requirements for offsetting financial assets and liabilities. The amendments clarify when an entity has a legally enforceable right to offset and certain other requirements that are necessary to present a net financial asset or liability. There was no impact to Penn West on adoption of this standard.

IFRIC 21 “Levies” provides guidance on accounting for levies in accordance with the requirements of IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”. There was no impact to Penn West on adoption of this standard.

u) Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2017 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

4. Working capital

	As at December 31
	2014	2013
Cash	$67	$—

Components of accounts receivable
Trade	$55	$68
Accruals	127	197

	$182	$265

Components of other assets
Prepaid expenses	$41	$50
Other	5	7

	$46	$57

Components of accounts payable and accrued liabilities
Accounts payable	$79	$149
Royalty payable	82	76
Capital accrual	195	130
Operating accrual	102	180
Share-based compensation liability	5	12
Other	66	51

	$529	$598

Accounts receivable

Penn West continuously monitors credit risk and maintains credit policies to ensure collection risk is limited. Receivables are primarily with customers in the oil and gas industry and are subject to normal industry credit risk. Receivables over 90 days are classified as past due and are assessed for collectability. If an amount is deemed to be uncollectible, it is expensed through income.

As at December 31, based on Penn West’s credit assessments, provisions have been made for amounts deemed uncollectible. As at December 31, the following accounts receivable amounts were outstanding.

	Current	30-90 days	90+ days	Total
2014	$159	$16	$7	$182
2013	$210	$40	$15	$265

5. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	As at December 31
	2014	2013
Peace River Oil Partnership	$195	$235
Cordova Joint Venture	84	88

Total	$279	$323

Current portion	$84	$139
Long-term portion	195	184

Total	$279	$323

6. Exploration and evaluation assets

	Year ended December 31
	2014	2013
Balance, beginning of year	$645	$609
Capital expenditures	92	18
Joint venture, carried capital	16	62
Expensed	(16)	(44)
Transfers to PP&E	(232)	—

Balance, end of year	$505	$645

On December 31, 2014 and 2013 no impairment existed related to exploration and evaluation assets. An impairment test was completed on amounts reclassified into PP&E during 2014 at which time the estimated fair value exceeded the carrying amount and no impairment was indicated.

Penn West’s non-cash E&E expense primarily relates to land expiries and minor properties not expected to be continued into the development phase.

7. Property, plant and equipment

Cost

	Oil and gas assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2013	$13,107	$5,382	$14	$143	$18,646
Capital expenditures	318	341	1	10	670
Joint venture, carried capital	22	—	—	—	22
Acquisitions	14	4	—	—	18
Dispositions	(1,098)	(275)	—	—	(1,373)
Net decommissioning additions	(7)	(2)	—	—	(9)

Balance at December 31, 2013	$12,356	$5,450	$15	$153	$17,974
Capital expenditures	397	232	—	11	640
Joint venture, carried capital	13	—	—	—	13
Acquisitions	10	2	—	—	12
Dispositions	(1,133)	(283)	—	—	(1,416)
Transfers from E&E	186	46	—	—	232
Net decommissioning dispositions	1	—	—	—	1

Balance at December 31, 2014	$11,830	$5,447	$15	$164	$17,456

Accumulated depletion, depreciation and impairment

	Oil and gas Assets	Facilities	Turnarounds	Corporate assets	Total
Balance at January 1, 2013	$6,137	$1,848	$11	$56	$8,052
Depletion and depreciation	817	194	1	11	1,023
Impairments	670	—	—	—	670
Dispositions	(677)	(169)	—	—	(846)

Balance at December 31, 2013	$6,947	$1,873	$12	$67	$8,899
Depletion and depreciation	576	160	1	13	750
Impairments	413	221	—	—	634
Dispositions	(586)	(147)	—	—	(733)

Balance at December 31, 2014	$7,350	$2,107	$13	$80	$9,550

Net book value

	As at December 31
	2014	2013
Total	$7,906	$9,075

On December 31, 2014, Penn West recorded a $634 million impairment charge primarily related to certain properties in the Fort St. John area of northeastern British Columbia, in the Swan Hills area of Alberta and in certain properties in Manitoba. This was mainly due to lower commodity price forecasts compared to the prior year and minimal future development capital planned in these areas as they are non-core in nature. The recoverable amounts used in the impairment tests, based on fair value less cost to sell, related to these CGUs were calculated using proved plus probable reserves and incremental development drilling locations at a pre-tax discount rate of 10 percent.

On December 31, 2013, Penn West recorded a $670 million impairment charge related to certain non-core, natural gas properties in British Columbia and Alberta, primarily due to limited planned development capital. Additionally, lower estimated reserve recoveries forecasted for properties located in Manitoba contributed to the impairment. The recoverable amounts used in the impairment tests, based on fair value less cost to sell, related to these CGUs were calculated using proved plus probable reserves and incremental development drilling locations at a pre-tax discount rate of 10 percent.

Impairment losses have been included within depletion, depreciation and impairment. As a result of Penn West’s strategic review process and ongoing asset disposition activity, the Company re-aligned certain of its CGUs with its current asset base in 2014.

The following table outlines benchmark prices adjusted for differentials specific to the Company as at December 31, 2014 used in the impairment tests:

	WTI ($US/bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2015	$55.00	$3.32	0.85
2016	80.00	3.71	0.87
2017	90.00	3.90	0.87
2018	91.35	4.47	0.87
2019	92.72	5.05	0.87
2020 – 2024	$96.98	$5.31	0.87
Thereafter (inflation percentage)	1.5%	1.5%	—

8. Goodwill

	Year ended December 31
	2014	2013
Balance, beginning of year	$1,912	$1,966
Dispositions	(78)	(6)
Impairment	(1,100)	(48)

Balance, end of year	$734	$1,912

Penn West’s goodwill balance is primarily associated with a group of CGUs which represent key light-oil properties in the Cardium, Slave Point and Viking areas.

Penn West completed a goodwill impairment test for the balance related to the above mentioned group of CGUs at December 31, 2014 and the carrying value exceeded the recoverable amount by $1,100 million. As a result, an impairment was recorded. The recoverable amount was determined based on the fair value less cost to sell method. The key assumptions used in determining the recoverable amount include the future cash flows using reserve and resource forecasts, forecasted commodity prices, discount rates, foreign exchange rates, inflation rates and future development costs estimated by independent reserve engineers and other internal estimates based on historical experiences and trends.

The values assigned to the future cash flows, forecasted commodity prices and future development costs were obtained from Penn West’s year-end reserve report, which was evaluated or audited by its independent reserve engineers. These values were based on future cash flows of proved plus probable reserves discounted at a rate of 10 percent (2013 – 10 percent). The future cash flows also consider, when appropriate, past capital activities, competitor analysis, observable market conditions, comparable transactions and future development costs primarily based on anticipated development capital programs.

The value of resources incremental to the reserve report was obtained from internal analysis completed by Penn West most notably through the review of its drilling program results and competitor analysis and outlined in its current five-year plan. This was further supported by contingent resource studies that were compiled by independent reserve engineers. Based on this internal analysis, Penn West identified and risked potential drilling locations that were not assigned any proved plus probable reserves. The value of these additional drilling locations was included in the recoverable amount, based on the net present value of proved undeveloped locations within the same resource play from the Company’s most recent annual reserve report. A discount rate of 10 percent (2013 – 10 percent) was applied to determine an estimate of the present value of the future cash flows.

At December 31, 2013, Penn West completed a goodwill impairment test on its Wainwright CGU, to which goodwill is allocated and recorded an impairment charge in the amount of $48 million, which was the total carrying value of the goodwill attributed to the CGU. The recoverable amount was based on the fair value less cost to sell consistent with the methodology applied above, which was primarily based on the proved plus probable reserves value, discounted at 10 percent.

9. Long-term debt

	As at December 31
	2014	2013
Bankers’ acceptances and prime rate loans	$—	$401

U.S. Senior unsecured notes – 2007 Notes
5.68%, US$160 million, maturing May 31, 2015	185	170
5.80%, US$155 million, maturing May 31, 2017	180	165
5.90%, US$140 million, maturing May 31, 2019	162	149
6.05%, US$20 million, maturing May 31, 2022	23	21
Senior unsecured notes – 2008 Notes
6.12%, US$153 million, maturing May 29, 2016	177	162
6.16%, CAD$30 million, maturing May 29, 2018	30	30
6.30%, US$278 million, maturing May 29, 2018	323	296
6.40%, US$49 million, maturing May 29, 2020	57	53
UK Senior unsecured notes – UK Notes
6.95%, £57 million, maturing July 31, 2018 (1)	103	100
Senior unsecured notes – 2009 Notes
8.29%, US$50 million, maturing May 5, 2014	—	53
8.89%, US$35 million, maturing May 5, 2016	40	37
9.32%, US$34 million, maturing May 5, 2019	39	36
8.89%, US$25 million, maturing May 5, 2019 (2)	29	32
9.15%, £20 million, maturing May 5, 2019 (3)	36	35
9.22%, €10 million, maturing May 5, 2019 (4)	14	15
7.58%, CAD$5 million, maturing May 5, 2014	—	5
Senior unsecured notes – 2010 Q1 Notes
4.53%, US$28 million, maturing March 16, 2015	32	29
4.88%, CAD$50 million, maturing March 16, 2015	50	50
5.29%, US$65 million, maturing March 16, 2017	75	69
5.85%, US$112 million, maturing March 16, 2020	132	120
5.95%, US$25 million, maturing March 16, 2022	29	27
6.10%, US$20 million, maturing March 16, 2025	23	21
Senior unsecured notes – 2010 Q4 Notes
4.44%, CAD$10 million, maturing December 2, 2015	10	10
4.17%, US$18 million, maturing December 2, 2017	21	19
5.38%, CAD$50 million, maturing December 2, 2020	50	50
4.88%, US$84 million, maturing December 2, 2020	98	89
4.98%, US$18 million, maturing December 2, 2022	21	19
5.23%, US$50 million, maturing December 2, 2025	58	53
Senior unsecured notes – 2011 Q4 Notes
3.64%, US$25 million, maturing November 30, 2016	29	27
4.23%, US$12 million, maturing November 30, 2018	14	13
4.63%, CAD$30 million, maturing November 30, 2018	30	30
4.79%, US$68 million, maturing November 30, 2021	79	72

Total long-term debt	$2,149	$2,458

(1)	These notes bear interest at 7.78 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 6.95 percent in Canadian dollars.
(2)	This portion of the 2009 Notes has equal repayments, which began in 2013 with a repayment of $5 million, over the remaining six years.
(3)	These notes bear interest at 9.49 percent in Pounds Sterling, however, contracts were entered into which fixed the interest rate at 9.15 percent in Canadian dollars.
(4)	These notes bear interest at 9.52 percent in Euros, however, contracts were entered into which fixed the interest rate at 9.22 percent in Canadian dollars.

The split between current and non-current long-term debt is as follows:

	As at December 31
	2014	2013
Current portion	$283	$64
Long-term portion	1,866	2,394

Total	$2,149	$2,458

There were no senior unsecured notes issued in either 2014 or 2013. In 2014, the Company repaid $59 million of senior unsecured notes as they matured.

Additional information on Penn West’s senior unsecured notes was as follows:

	As at December 31
	2014	2013
Weighted average remaining life (years)	3.7	4.5
Weighted average interest rate (1)	6.0%	6.1%

(1)	Includes the effect of cross currency swaps.

During the second quarter of 2014, the Company renewed its unsecured, revolving syndicated bank facility and voluntarily reduced its aggregate borrowing capacity from $3.0 billion to $1.7 billion. The new bank facility consists of two tranches: tranche one has a $1.2 billion borrowing limit and an extendible five-year term (May 6, 2019 maturity date) and tranche two has a $500 million borrowing limit and a June 30, 2016 maturity date. The bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At December 31, 2014, the Company had $1.7 billion of unused credit capacity available as there were no drawings on its bank facility.

In March 2015, subsequent to year-end, the Company reached agreements in principle with the lenders under its syndicated bank facility and with the holders of its senior, unsecured notes to, among other things, amend the financial covenants in the bank facility and notes. As a result, the $500 million tranche of the Company’s existing $1.7 billion revolving, syndicated bank facility that was set to expire on June 30, 2016 will be cancelled. The remaining $1.2 billion tranche of the revolving bank facility remains available to the Company in accordance with the terms of the agreements governing such facility. Further information is provided in Note 18.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. As at December 31, 2014, none (2013 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $30 million were outstanding on December 31, 2014 (2013 – $7 million) that reduce the amount otherwise available to be drawn on the bank facility.

Realized gains and losses on the interest rate swaps are recorded as financing costs. For 2014, income of $1 million (2013 – $9 million loss) was recorded to reflect that the floating interest rate was lower than the fixed interest rate transacted under Penn West’s interest rate swaps.

The estimated fair values of the principal and interest obligations of the outstanding senior unsecured notes were as follows:

	As at December 31
	2014	2013
2007 Notes	$560	$546
2008 Notes	612	592
UK Notes	106	103
2009 Notes	183	239
2010 Q1 Notes	339	336
2010 Q4 Notes	239	247
2011 Notes	141	142

Total	$2,180	$2,205

10. Decommissioning liability

The decommissioning liability is based upon the present value of Penn West’s net share of estimated future costs of obligations to abandon and reclaim all wells, facilities and pipelines. These estimates were made by management using information from internal analysis and external consultants assuming current costs, technology and enacted legislation.

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (2013 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (2013 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	As at December 31
	2014	2013
Current portion	$52	$75
Long-term portion	533	528

Total	$585	$603

Changes to the decommissioning liability were as follows:

	Year ended December 31
	2014	2013
Balance, beginning of year	$603	$635
Net liabilities disposed (1)	(75)	(90)
Increase in liability due to changes in estimates	76	81
Liabilities settled	(55)	(66)
Accretion charges	36	43

Balance, end of year	$585	$603

(1)	Includes additions from drilling activity, facility capital spending and disposals from net property dispositions.

11. Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior, unsecured notes described in Note 9, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the bank facility.

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at December 31, 2014 and 2013, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

A comparison of the carrying value to the fair value of the financial instruments included in the balance sheet was as follows:

		Carrying value		Fair value
	Classification	2014	2013	2014	2013
Accounts receivable	Loans and receivables	$182	$265	$182	$265
Derivative financial assets	FV through profit/loss	133	52	133	52
Derivative financial liabilities	FV through profit/loss	19	40	19	40
Accounts payable and accrued liabilities	Financial liabilities	529	598	529	598
Dividends payable	Financial liabilities	70	68	70	68
Bankers’ acceptances and prime rate loans	Financial liabilities	—	401	—	401
Senior notes (1)	Financial liabilities	$2,149	$2,057	$2,180	$2,205

(1)	Calculated as the present value of the interest and principal payments at December 31.

The following table reconciles the changes in the fair value of financial instruments outstanding:

	Year ended December 31
Risk management asset (liability)	2014	2013
Balance, beginning of year	$12	$58
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	51	(94)
Electricity swaps	(2)	—
Interest rate swaps	1	9
Foreign exchange forwards	48	27
Cross currency swaps	4	12

Total fair value, end of year	$114	$12

Total fair value consists of the following:
Fair value, end of year – current asset portion	$31	$2
Fair value, end of year – current liability portion	(9)	(24)
Fair value, end of year – non-current asset portion	102	50
Fair value, end of year – non-current liability portion	(10)	(16)

Total fair value, end of year	$114	$12

Based on December 31, 2014 pricing, a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by an insignificant amount.

Penn West records its risk management assets and liabilities on a net basis in the consolidated balance sheets. Excluding offsetting of counterparty positions, Penn West’s risk management assets and liabilities were as follows:

	As at December 31
	2014	2013
Risk management
Current asset	$31	$3
Non-current asset	102	51
Current liability	(9)	(25)
Non-current liability	$(10)	$(17)

Penn West had the following financial instruments outstanding as at December 31, 2014. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s credit facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Collars	70,000 mcf/d	Jan/15 – Dec/15	$3.69 to $4.52/mcf	$23
Electricity swaps
Alberta Power Pool	10 MW	Jan/15 – Dec/15	$58.50/MWh	(1)
Alberta Power Pool	70 MW	Jan/15 – Dec/15	$55.17/MWh	(8)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(1)
Crude oil assignment
18 – month term	10,000 boe/d	Jan/15 – July/16	Differential WCS (Edm) vs. WCS (USGC)	11
Foreign exchange forwards on senior notes
3 to 15-year initial term	US$621	2015 – 2022	0.9986 CAD/USD	98
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(9)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$114

A realized loss of $6 million (2013 - $11 million gain) on electricity contracts has been included in operating expenses for 2014.

Market Risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

Commodity Price Risk

Commodity price fluctuations are among the Company’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, world supply and demand fundamentals and geopolitical events. Natural gas prices are influenced by the price of alternative fuel sources such as oil or coal and by North American natural gas supply and demand fundamentals including the levels of industrial activity, weather, storage levels and liquefied natural gas activity. In accordance with policies approved by Penn West’s Board of Directors, the Company may, from time to time, manage these risks through the use of swaps, collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for the balance of any current year plus one additional year forward and up to a maximum of 25 percent, net of royalties, for one additional year thereafter. Risk management limits included in Penn West’s policies may be exceeded with specific approval from the Board of Directors.

Foreign Currency Rate Risk

Prices received for crude oil are referenced to US dollars, thus Penn West’s realized oil prices are impacted by Canadian dollar to US dollar exchange rates. A portion of the Company’s debt capital is denominated in US dollars, thus the principal and interest payments in Canadian dollars are also impacted by exchange rates. When considered appropriate, the Company may use financial instruments to fix or collar future exchange rates to fix the Canadian dollar equivalent of crude oil revenues or to fix US denominated long-term debt principal repayments. At December 31, 2014, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$76	2015	1.00705 CAD/USD
Buy US$76	2016	0.99885 CAD/USD
Buy US$104	2017	0.99895 CAD/USD
Buy US$113	2018	0.99885 CAD/USD
Buy US$98	2019	0.99339 CAD/USD
Buy US$134	2020	0.99885 CAD/USD
Buy US$20	2022	0.98740 CAD/USD

At December 31, 2014, Penn West had US dollar denominated debt with a face value of US$1.0 billion (2013 - US$1.0 billion) on which the repayment of the principal amount in Canadian dollars was not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. The Company’s accounts receivable are principally with customers in the oil and natural gas industry and are generally subject to normal industry credit risk, which includes the ability to recover unpaid receivables by retaining the partner’s share of production when Penn West is the operator. For oil and natural gas sales and financial derivatives, a counterparty risk procedure is followed whereby each counterparty is reviewed on a regular basis for the purpose of assigning a credit limit and may be requested to provide security if determined to be prudent. For financial derivatives, the Company normally transacts with counterparties who are members of its banking syndicate or other counterparties that have investment grade bond ratings. Credit events related to all counterparties are monitored and credit exposures are reassessed on a regular basis. As necessary, provisions for potential credit related losses are recognized.

As at December 31, 2014, the maximum exposure to credit risk was $315 million (2013 – $317 million) which comprised of $182 million (2013 - $265 million) being the carrying value of the accounts receivable and $133 million (2013 – $52 million) related to the fair value of the derivative financial assets.

Interest Rate Risk

A portion of the Company’s debt capital can be held in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates, which remain at lower levels than longer-term rates. From time to time, Penn West may increase the certainty of its future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. As at December 31, 2014, none of the Company’s long-term debt instruments were exposed to changes in short-term interest rates (2013 – none).

As at December 31, 2014, a total of $2.1 billion (2013 – $2.1 billion) of fixed interest rate debt instruments was outstanding with an average remaining term of 3.7 years (2013 – 4.5 years) and an average interest rate of 6.0 percent (2013 – 5.8 percent).

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial liabilities as they come due. Management utilizes short and long-term financial and capital forecasting programs to ensure credit facilities are sufficient relative to forecast debt levels, dividend and capital program levels are appropriate, and that financial covenants will be met. Management also regularly reviews capital markets to identify opportunities to optimize the debt capital structure on a cost effective basis. In the short term, liquidity is managed through daily cash management activities, short-term financing strategies and the use of collars and other financial instruments to increase the predictability of cash flow from operating activities.

The following table outlines estimated future obligations for non-derivative financial liabilities as at December 31, 2014:

	2015	2016	2017	2018	2019	Thereafter
Senior unsecured notes	$283	$252	$282	$505	$258	$569
Accounts payable and accrued liabilities	524	—	—	—	—	—
Dividends payable	70	—	—	—	—	—
Share-based compensation accrual	5	4	—	—	—	—

Total	$882	$256	$282	$505	$258	$569

12. Income taxes

The provision for income taxes is as follows:

	Year ended December 31
	2014	2013
Deferred tax recovery
Changes in temporary differences	$(118)	$(233)

The provision for income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2014	2013
Loss before taxes	$(1,851)	$(1,042)
Combined statutory tax rate (1)	25.4%	25.3%
Computed income tax recovery	$(470)	$(264)
Increase (decrease) resulting from:
Share-based compensation	2	4
Unrealized foreign exchange	39	21
Disposition of goodwill	20	—
Non-deductible impairment	279	14
Other	12	(8)

Deferred tax recovery	$(118)	$(233)

(1)	The tax rate represents the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2014 and December 31, 2013.

Penn West has income tax filings that are subject to audit by taxation authorities, which may impact its deferred tax liability. Penn West does not anticipate adjustments arising from these audits and believes it has adequately provided for income taxes based on available information, however, adjustments that arise could be material.

The net deferred income tax liability is comprised of the following:

	Balance January 1, 2013	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2013
Deferred tax liabilities (assets)
PP&E	$1,966	$(14)	$(12)	$1,940
Risk management	26	(23)	—	3
Decommissioning liability	(161)	8	—	(153)
Share-based compensation	(7)	2	—	(5)
Non-capital losses	(546)	(199)	—	(745)

Net deferred tax liability	$1,278	$(226)	$(12)	$1,040

	Balance January 1, 2014	Provision (Recovery) in Income	Recognized in Property, Plant and Equipment	Balance December 31, 2014
Deferred tax liabilities (assets)
PP&E	$1,940	$(309)	$(8)	$1,623
Risk management	3	26	—	29
Decommissioning liability	(153)	5	—	(148)
Share-based compensation (5)		3	—	(2)
Non-capital losses	(745)	157	—	(588)

Net deferred tax liability	$1,040	$(118)	$(8)	$914

13. Shareholders’ equity

a) Authorized

i) An unlimited number of Common Shares.

ii) 90,000,000 preferred shares issuable in one or more series.

Penn West has a Dividend Reinvestment and Optional Share Purchase Plan (the “DRIP”) that provides eligible shareholders the opportunity to reinvest quarterly cash dividends into additional common shares at a potential discount. Common shares are issued from Treasury at 95 percent of the 10-day volume-weighted average market price when available. When common shares are not available from Treasury they are acquired in the open market at prevailing market prices. In December 2014, Penn West suspended the DRIP until further notice effective for the first quarter of 2015 dividend payment in April.

Eligible shareholders who participate in the DRIP may also purchase additional common shares, subject to a quarterly maximum of $15,000 and a minimum of $500. Optional cash purchase common shares are acquired in the open market at prevailing market prices or issued from Treasury, without a discount at the 10-day volume-weighted average market price.

If issued, preferred shares of each series would rank on parity with the preferred shares of other series with respect to accumulated dividends and return on capital. Preferred shares would have priority over the Common shares with respect to the payment of dividends or the distribution of assets.

b) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2013	479,258,670	$8,774
Issued on exercise of equity compensation plans (1)	1,239,181	44
Issued to dividend reinvestment plan	9,275,996	95
Cancellations (2)	(696,563)	—

Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, December 31, 2014	497,320,087	$8,983

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital. In 2014, no shares (2013 - 102,793) were issued from Treasury due to individuals settling restricted rights in exchange for common shares.
(2)	Represents shares cancelled pursuant to sunset clauses contained in prior plans of arrangement.

	Year ended December 31
Other Reserves	2014	2013
Balance, beginning of year	$80	$97
Share-based compensation expense	10	15
Net benefit on options exercised (1)	(1)	(32)

Balance, end of year	$89	$80

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

Preferred Shares

No Preferred Shares were issued or outstanding.

14. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect on January 1, 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Year ended December 31
	2014		2013
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	14,951,830	$17.63	15,737,400	$22.54
Granted	8,332,400	8.84	8,937,200	10.32
Exercised	(1,067,000)	9.80	(1,000,000)	10.24
Forfeited	(7,757,072)	16.20	(8,722,770)	19.85

Outstanding, end of year	14,460,158	$13.91	14,951,830	$17.63

Exercisable, end of year	4,162,904	$20.14	3,419,818	$23.46

	Options Outstanding			Options Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Remaining Contractual Life (years)	Number Exercisable	Weighted Average Exercise Price
$3.00 - $8.99	917,500	$4.76	5.0	—	$—
$9.00 - $14.99	9,062,125	10.10	3.7	1,287,400	11.43
$15.00 - $20.99	548,900	18.99	2.0	388,200	19.01
$21.00 - $27.99	3,931,633	24.12	1.7	2,487,304	24.83

	14,460,158	$13.91	2.7	4,162,904	$20.14

Common Share Rights Incentive Plan (“CSRIP”)

The CSRIP included Restricted Options, Restricted Rights and Share Rights, all of which expired by December 31, 2014.

	Year ended December 31
	2014		2013
Restricted Options	Number of Restricted Options	Weighted Average Exercise Price	Number of Restricted Options	Weighted Average Exercise Price
Outstanding, beginning of year	3,055,414	$23.84	10,535,361	$23.84
Forfeited	(3,055,414)	23.84	(7,479,947)	23.84

Outstanding, end of year	—	$—	3,055,414	$23.84

Exercisable, end of year	—	$—	3,055,414	$23.84

	Year ended December 31
	2014		2013
Restricted Rights	Number of Restricted Rights	Weighted Average Exercise Price	Number of Restricted Rights	Weighted Average Exercise Price
Outstanding, beginning of year	3,055,414	$16.91	10,535,361	$13.32
Exercised (1)	—	—	(4,528,893)	6.65
Forfeited	(3,055,414)	16.36	(2,951,054)	16.45

Outstanding, end of year (2)	—	$—	3,055,414	$16.91

Exercisable, end of year	—	$—	3,055,414	$16.91

(1)	The weighted average share price of restricted rights exercised in 2014 was $nil per share (2013 - $10.67 per share).
(2)	Weighted average exercise price includes reductions of the exercise price for dividends paid.

	Year ended December 31
	2014		2013
Share Rights	Number of Share Rights	Weighted Average Exercise Price	Number of Share Rights	Weighted Average Exercise Price
Outstanding, beginning of year	40,310	$15.94	291,638	$11.99
Exercised (1)	—	—	(136,388)	6.23
Forfeited	(40,310)	15.66	(114,940)	15.03

Outstanding, end of year (2)	—	$—	40,310	$15.94

Exercisable, end of year	—	$—	40,310	$15.94

(1)	The weighted average share price on share rights exercised in 2014 was $nil per share (2013 - $10.56 per share).
(2)	Weighted average exercise price includes reductions of the exercise price for dividends/ distributions paid.

Long-term retention and incentive plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration, that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

	Year ended December 31
LTRIP awards (number of shares equivalent)	2014	2013
Outstanding, beginning of year	2,813,769	1,951,655
Granted	2,749,440	3,102,225
Vested and paid	(1,132,029)	(780,228)
Forfeited	(1,264,704)	(1,459,883)

Outstanding, end of year	3,166,476	2,813,769

At December 31, 2014, LTRIP obligations of $4 million were classified as a current liability (2013 - $10 million) included in accounts payable and accrued liabilities and $3 million were classified as a non-current liability (2013 - $7 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan became effective January 1, 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At December 31, 2014, 181,873 DSUs (2013 – 104,663) were outstanding and $1 million was recorded as a current liability (2013 – $1 million).

Performance Share Unit plan (“PSU”)

The PSU plan became effective February 13, 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

	Year ended December 31
PSU awards (number of shares equivalent)	2014	2013
Outstanding, beginning of year	969,723	—
Granted	620,000	1,544,429
Vested	(570,770)	(494,140)
Forfeited	(247,933)	(80,566)

Outstanding, end of year	771,020	969,723

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At December 31, 2014, nil (December 31, 2013 – $1 million) was classified as a current liability included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2013 – $2 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan and the CSRIP, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Year ended December 31
	2014	2013
Options	$10	$15
LTRIP	2	13
DSU	—	1
PSU	—	3

Share-based compensation	$12	$32

Share-based compensation related to the CSRIP was insignificant in 2014 and 2013.

During 2014, $1 million of PSU expense was accelerated and reclassified from share-based compensation to restructuring expense in the Consolidated Statement of Income (Loss) as it related to the severance of former executives.

The share price used in the fair value calculation of the LTRIP, Restricted Rights, PSU and DSU obligations at December 31, 2014 was $2.43 (2013 – $8.87).

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Year ended December 31
	2014	2013
Average fair value of options granted (per share)	$1.14	$1.03
Expected life of options (years)	4.0	4.0
Expected volatility (average)	35.3%	32.4%
Risk-free rate of return (average)	1.4%	1.5%
Dividend yield	5.5%	6.5%

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

15. Dividends

Dividends are paid quarterly at the discretion of the Board of Directors and are deducted from retained earnings as declared.

In 2014, Penn West paid dividends of $275 million or $0.56 per share (2013 - $458 million or $0.95 per share). In December 2014, Penn West announced its intention to further reduce its quarterly dividend commencing in the first quarter of 2015 to $0.03 per share from $0.14 per share. In March 2015, subsequent to year-end and in connection with the amendments to its financial covenants, the Company announced a further reduction to its dividend commencing in the first quarter to $0.01 per share. Further information is provided in Note 18.

Penn West paid its fourth quarter 2014 dividend of $0.14 per share totaling $70 million on January 15, 2015.

16. Per share amounts

The number of incremental shares included in diluted earnings per share is computed using the average volume-weighted market price of shares for the period. In addition, contracts that could be settled in cash or shares are assumed to be settled in shares if share settlement is more dilutive.

	Year ended December 31
	2014	2013
Net loss – basic and diluted	$(1,733)	$(809)

The weighted average number of shares used to calculate per share amounts is as follows:

	Year ended December 31
	2014	2013
Basic and Diluted	493,668,553	485,814,089

For 2014, 14.5 million shares (2013 – 18.0 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

17. Changes in non-cash working capital (increase) decrease

	Year ended December 31
	2014	2013
Accounts receivable	$83	$99
Other current assets	11	7
Deferred funding obligation	15	19
Accounts payable and accrued liabilities	(82)	(176)

	$27	$(51)

Operating activities	$(32)	$49
Investing activities	59	(100)

	$27	$(51)

Interest paid	$158	$177
Income taxes recovered	$—	$7

18. Capital management

Penn West manages its capital to provide a flexible structure to support capital programs, dividend policies, production maintenance and other operational strategies. Attaining a strong financial position enables the capture of business opportunities and supports Penn West’s business strategy of providing shareholder return through a combination of growth and yield.

Penn West defines capital as the sum of shareholders’ equity and long-term debt. Shareholders’ equity includes shareholders’ capital, other reserves and retained earnings (deficit). Long-term debt includes bank loans and senior unsecured notes.

Management continuously reviews Penn West’s capital structure to ensure the objectives and strategies of Penn West are being met. The capital structure is reviewed based on a number of key factors including, but not limited to, current market conditions, hedging positions, trailing and forecast debt to capitalization ratios, debt to EBITDA and other economic risk factors. Dividends are paid quarterly at the discretion of the Board of Directors.

The Company is subject to certain quarterly financial covenants under its unsecured, syndicated credit facility and the senior unsecured notes. These financial covenants are typical for senior unsecured lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization as defined in Penn West’s lending agreements. As at December 31, 2014, the Company was in compliance with all of its financial covenants under such lending agreements.

	Year ended December 31
(millions, except ratio amounts)	2014	2013
Components of capital
Shareholders’ equity	$5,582	$7,513
Long-term debt	$2,149	$2,458

Ratios
Senior debt to EBITDA (1)	2.1	2.3
Total debt to EBITDA (2)	2.1	2.3
Senior debt to capitalization (3)	28%	25%
Total debt to capitalization (4)	28%	25%
Priority debt to consolidated tangible assets (5)	—	—

EBITDA (6)	$1,022	$1,066

Credit facility debt and senior notes	$2,149	$2,458
Letters of credit (7)	5	7

Senior debt and total debt	2,154	2,465
Total shareholders’ equity	5,582	7,513

Total capitalization	$7,736	$9,978

(1)	Less than 3:1 and not to exceed 3.5:1 in the event of a material acquisition.
(2)	Less than 4:1.
(3)	Not to exceed 50 percent except in the event of a material acquisition when the ratio is not to exceed 55 percent.
(4)	Not to exceed 55 percent except in the event of a material acquisition when the ratio is not to exceed 60 percent.
(5)	Priority debt not to exceed 15% of consolidated tangible assets.
(6)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management and impairment provisions are excluded.
(7)	Letters of credit defined as financial covenants under the lending agreements are included in the calculation.

As a result of the current low commodity price environment, Penn West has actively been in negotiations with the lenders under its revolving, syndicated bank facility and with the holders of its senior, unsecured notes to ensure its financial flexibility. Effective March 10, 2015, the Company reached agreements in principle with the lenders and the noteholders to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed as follows:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the revolving bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 from its previously announced $0.03 per share to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to offer aggregate net proceeds up to $650 million received from all sales, exchanges, lease transfers or other dispositions of its property to prepay at par any outstanding principal amounts owing to the noteholders, with corresponding pro rata amounts from such dispositions to be used by the Company to prepay any outstanding amounts drawn under its syndicated bank facility.

The Company intends to continue to actively identify and evaluate hedging opportunities in order to reduce its exposure to fluctuations in commodity prices and protect its future cash flows and capital programs.

The amendments described above are expected to become effective on or before April 15, 2015 and are subject to the execution and delivery of definitive amending agreements in forms mutually satisfactory to the parties thereto and to the satisfaction of conditions customary in transactions of this nature.

19. Commitments and contingencies

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2015	2016	2017	2018	2019	Thereafter
Long-term debt	$283	$252	$282	$505	$258	$569
Transportation	22	17	48	58	56	280
Power infrastructure	21	10	10	10	10	8
Drilling rigs	15	17	12	—	—	—
Purchase obligations	5	1	1	1	1	—
Interest obligations	120	106	90	67	39	52
Office lease	58	57	54	54	54	294
Decommissioning liability	$52	$67	$77	$76	$72	$241

Penn West’s syndicated bank facility has $1.2 billion due for renewal on May 6, 2019 and $500 million due for renewal on June 30, 2016. In addition, Penn West has an aggregate of $2.1 billion in senior notes maturing between 2015 and 2025.

Penn West’s commitments relate to the following:

•	Transportation commitments relate to costs for future pipeline access. In 2014, Penn West temporarily assigned a portion of its commitment (35,000 boe per day) on the Flanagan South line for terms of 18 and 30 months.

•	Power infrastructure commitments pertain to electricity contracts.

•	Drilling rigs are contracts held with service companies to ensure Penn West has access to specific drilling rigs at the required times.

•	Purchase obligations relate to Penn West’s commitments for CO2 purchases and processing fees related to Penn West’s interests in the Weyburn CO2 miscible flood property in S.E. Saskatchewan. These amounts represent estimated commitments of $4 million for CO2 purchases and $4 million for processing fees related to Penn West’s interest in the Weyburn Unit.

•	Interest obligations are the estimated future interest payments related to Penn West’s debt instruments.

•	Office leases pertain to total leased office space. A portion of this office space has been sub-leased to other parties to minimize Penn West’s net exposure under the leases. The future office lease commitments above will be reduced by sublease recoveries totaling $355 million. For 2014, lease costs, net of recoveries totaled $27 million.

•	The decommissioning liability represents the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In the third quarter of 2014, Penn West became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A. In the third quarter of 2014, Penn West was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, are premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

20. Related-party transactions

Operating entities

The consolidated financial statements include the results of Penn West Petroleum Ltd. and its wholly-owned subsidiaries, notably the Penn West Petroleum Partnership. Transactions and balances between Penn West Petroleum Ltd. and all of its subsidiaries are eliminated upon consolidation.

Compensation of key management personnel

Key management personnel include the President and Chief Executive Officer, Executive Vice Presidents, Senior Vice-Presidents and the Board of Directors. The Human Resources & Compensation Committee makes recommendations to the Board of Directors who approves the appropriate remuneration levels for management based on performance and current market trends. Compensation levels of the Board of Directors are recommended by the Corporate Governance committee of the Board. The remuneration of the directors and key management personnel of Penn West during the year is below.

	Year ended December 31
	2014	2013
Salary and employee benefits	$4	$4
Termination benefits	6	8
Share-based payments (1)	2	11

	$12	$23

(1)	Includes changes in the fair value of Restricted Rights and PSUs and non-cash charges related to the Option Plan, CSRIP, and DSU for key management personnel.

21. Supplemental Items

In the consolidated financial statements, compensation costs are included in both operating and general and administrative expenses. For 2014, employee compensation costs of $70 million (2013 - $114 million) were included in operating expenses and $91 million (2013 - $132 million) were included in general and administrative expenses.

Investor Information

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.5 million acres.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

Fourth Quarter and Year Ended 2014 Results Conference Call Details

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Thursday, March 12, 2015.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=942376&s=1&k=434E93C40F537CC3DC0C8CE012C9040E

A digital recording will be available for replay two hours after the call’s completion, and will remain available until March 26, 2015 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 84609434, followed by the pound (#) key.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com